Exhibit 15.1

December 15, 2009

To the Board of Directors and Shareholders

of Limited Brands, Inc.:

We are aware of the incorporation by reference in Amendment No. 1 to the Registration Statement (Form S-4 No. 333-163026) and related Prospectus of Limited Brands, Inc. for the registration of $500 million Exchange Senior Notes due 2019 of our reports dated June 5, 2009 and December 4, 2009, relating to the unaudited consolidated interim financial statements of Limited Brands, Inc. and its subsidiaries that are included in its Forms 10-Q for the quarters ended May 2, 2009 and October 31, 2009, respectively, and of our report dated September 4, 2009, except for Note 20, as to which the date is November 10, 2009, relating to the unaudited consolidated interim financial statements of Limited Brands, Inc. and its subsidiaries included in the Current Report (Form 8-K) dated November 10, 2009.

/s/ Ernst & Young LLP

Columbus, Ohio